                        [Celanese Corporation Letterhead]

                                                    November 2, 2005

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                    RE:  CELANESE CORPORATION
                         AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
                         FILE NO.: 333-127902
                         ---------------------

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended (the
"Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Celanese Corporation (the
"Company") be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on November 3, 2005, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the
Act.

         The Company acknowledges that

               o      should the Securities and Exchange Commission (the
                      "Commission") or the staff, acting pursuant to delegated
                      authority, declare the filing effective, it does not
                      foreclose the Commission from taking any action with
                      respect to the filing;
               o      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility
                      for the adequacy and accuracy of the disclosure in the
                      filing; and
               o      the Company may not assert staff comments and the
                      declaration of effectiveness as a defense in any
                      proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         Celanese Corporation

                                         By:  /s/ John J. Gallagher III
                                         ------------------------------
                                         Name:  John J. Gallagher III
                                         Title: CFO